UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

WEIBO CORPORATION

(Name of Issuer)

Class A Ordinary Shares, par value US$0.00025 per share

(Title of Class of Securities)

948596101**

(CUSIP Number)

Timothy A. Steinert, Esq.

Alibaba Group Holding Limited

c/o Alibaba Group Services Limited

26/F, Tower One, Times Square

1 Matheson Street, Causeway Bay

Hong Kong

Telephone: +852 2215-5100

Copy to:

Kathryn K. Sudol, Esq.

Simpson Thacher & Bartlett

35/F, ICBC Tower, 3 Garden Road

Central, Hong Kong

Telephone: +852 2514-7600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the Issuer’s American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class A Ordinary Share of the Issuer.  No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 948596101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ali WB Investment Holding Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 67,883,086 Class A Ordinary Shares(1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power: 67,883,086 Class A Ordinary Shares(1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 67,883,086 Class A Ordinary Shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11):
68.1% of Class A Ordinary Shares (or 31.5% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares, par value US$0.00025 per share (“Class B Ordinary Shares”), into the same number of Class A Ordinary Shares)(1)(2)

14.	Type of Reporting Person (See Instructions) CO

(1)

The Reporting Persons are deemed to beneficially own 67,883,086 Class A Ordinary Shares based on beneficial ownership of 58,883,086 Class A Ordinary Shares and 9,000,000 American Depositary Shares (“ADSs”), representing a total of 9,000,000 Class A Ordinary Shares.

(2)

This percentage is calculated based upon 215,700,867 ordinary shares issued and outstanding as of August 26, 2016, comprised of 99,691,645 Class A Ordinary Shares and 116,009,222 Class B Ordinary Shares, as provided by the Issuer. Each Class A Ordinary Share is entitled to one vote per share, and each Class B Ordinary Share is entitled to three votes per share. Accordingly, and based on the foregoing, the Class A Ordinary Shares beneficially owned by the Reporting Persons represent approximately 15.2% of the aggregate voting power of the total issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. 948596101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alibaba Investment Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 67,883,086 Class A Ordinary Shares(1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power: 67,883,086 Class A Ordinary Shares(1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 67,883,086 Class A Ordinary Shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11):
68.1% of Class A Ordinary Shares (or 31.5% of the total ordinary shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares)(1)(2)

14.	Type of Reporting Person (See Instructions) CO

(1)

The Reporting Persons are deemed to beneficially own 67,883,086 Class A Ordinary Shares based on beneficial ownership of 58,883,086 Class A Ordinary Shares and 9,000,000 ADSs, representing a total of 9,000,000 Class A Ordinary Shares.

(2)

This percentage is calculated based upon 215,700,867 ordinary shares issued and outstanding as of August 26, 2016, comprised of 99,691,645 Class A Ordinary Shares and 116,009,222 Class B Ordinary Shares, as provided by the Issuer.  Each Class A Ordinary Share is entitled to one vote per share, and each Class B Ordinary Share is entitled to three votes per share. Accordingly, and based on the foregoing, the Class A Ordinary Shares beneficially owned by the Reporting Persons represent approximately 15.2% of the aggregate voting power of the total issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. 948596101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alibaba Group Holding Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 67,883,086 Class A Ordinary Shares(1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power: 67,883,086 Class A Ordinary Shares(1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 67,883,086 Class A Ordinary Shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11):
68.1% of Class A Ordinary Shares (or 31.5% of the total ordinary shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares)(1)(2)

14.	Type of Reporting Person (See Instructions) CO

(1)

The Reporting Persons are deemed to beneficially own 67,883,086 Class A Ordinary Shares based on beneficial ownership of 58,883,086 Class A Ordinary Shares and 9,000,000 ADSs, representing a total of 9,000,000 Class A Ordinary Shares.

(2)

This percentage is calculated based upon 215,700,867 ordinary shares issued and outstanding as of August 26, 2016, comprised of 99,691,645 Class A Ordinary Shares and 116,009,222 Class B Ordinary Shares, as provided by the Issuer.  Each Class A Ordinary Share is entitled to one vote per share, and each Class B Ordinary Share is entitled to three votes per share. Accordingly, and based on the foregoing, the Class A Ordinary Shares beneficially owned by the Reporting Persons represent approximately 15.2% of the aggregate voting power of the total issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares.

Introductory Statement

The Reporting Persons (as defined in Item 2 below) have previously reported beneficial ownership of Class A Ordinary Shares (as defined in Item 1 below) in statements (including amendments thereto) on Schedule 13G. The previous statements on Schedule 13G were filed pursuant to Rule 13d-1(d) and Section 13(d)(6)(B) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are filing this Statement on Schedule 13D because, as a result of the acquisition of ADSs (as defined in Item 1 below) on September 9, 2016 as described in Item 3 below, the Reporting Persons have acquired beneficial ownership of more than 2% of the subject class of securities during the preceding twelve months.

Item 1. Security and Issuer.

The title and class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates are the Class A ordinary shares, par value US$0.00025 per share (“Class A Ordinary Shares”), of Weibo Corporation, an exempted company incorporated under the laws of the Cayman Islands (the “Issuer”). The Class A Ordinary Shares are represented by American Depositary Shares (“ADSs”), with each ADS representing one Class A Ordinary Share. The ADSs are listed on the NASDAQ Global Select Market under the symbol “WB”. The address of the principal executive offices of the Issuer is 7/F, Shuohuang Development Plaza, No. 6 Caihefang Road, Haidian District, Beijing, 100080, People’s Republic of China.

Item 2. Identity and Background.

This Schedule 13D constitutes an initial Schedule 13D filing on behalf of each of Ali WB Investment Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (“Ali WB”), Alibaba Investment Limited, a company organized under the laws of the British Virgin Islands (“AIL”), and Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (“AGHL” and, together with Ali WB and AIL, the “Reporting Persons”), with respect to Class A Ordinary Shares, including certain Class A Ordinary Shares represented by ADSs. This Schedule 13D is filed jointly by the Reporting Persons pursuant to Rule 13d-1 under the Exchange Act. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.

The business address of the Reporting Persons is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.  Ali WB is a wholly-owned subsidiary of AIL and is a special purpose vehicle formed solely for the purpose of investing in the Issuer. AIL is a wholly-owned subsidiary of AGHL and principally engages in investment activities on behalf of AGHL. AGHL is a holding company which, through its subsidiaries and variable interest entities, operates leading online and mobile marketplaces in retail and wholesale trade, as well as provides cloud computing and other services.

The name, business address, citizenship and present principal occupation or employment of each executive officer and each member of the board of directors of each Reporting Person are set forth on Schedules A-1, A-2 and A-3 hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule A-1, A-2 or A-3, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Sources and Amount of Funds or Other Consideration.

Pursuant to a share purchase agreement dated as of August 30, 2016 (the “Share Purchase Agreement”), entered into by and among Ali WB and the selling shareholders of the Issuer whose names appear on the signature pages thereto (incorporated by reference to Exhibit B, collectively, the “Selling Shareholders”), at the closing (the “Closing”) of the transactions contemplated thereby on September 9, 2016, Ali WB acquired a total of 3,000,000 ADSs from the Selling Shareholders for an aggregate purchase price of US$135,000,000. The description of the

Share Purchase Agreement contained in this Schedule 13D is qualified in its entirety by reference to Exhibit B, which Exhibit is incorporated herein by reference.

In connection with the Closing under the Share Purchase Agreement, AIL and AGHL funded to Ali WB the aggregate purchase price paid by Ali WB to the Selling Shareholders under the Share Purchase Agreement, using AIL’s and AGHL’s working capital. Such funding to Ali WB was made in the form of an equity contribution.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities covered by this Schedule 13D for investment purposes and intend to review their investment in the Issuer on a continuous basis. Depending upon various factors, including but not limited to the Reporting Persons’ and the Issuer’s business, prospects and financial condition and other developments concerning the Reporting Persons and the Issuer, market conditions and other factors that the Reporting Persons may deem relevant to their investment decision, and subject to the terms of the Shareholders’ Agreement (as defined in Item 6 below), and subject to compliance with applicable laws, rules and regulations, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions or increasing or decreasing their investment in the Issuer, with respect to any or all matters required to be disclosed in this Schedule 13D.

Pursuant to Ali WB’s existing board representation rights as described in Item 6 below, Daniel Yong Zhang, Chief Executive Officer of AGHL, was appointed to the board of directors of the Issuer in May 2014.  As a director of the Issuer, Mr. Zhang may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. The information set forth or incorporated by reference in Item 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

(a)-(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on an aggregate of 215,700,867 ordinary shares of the Issuer issued and outstanding as of August 26, 2016, comprised of 99,691,645 Class A Ordinary Shares and 116,009,222 Class B ordinary shares, par value US$0.00025 per share (“Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Ordinary Shares”), as provided by the Issuer.  Each Class A Ordinary Share is entitled to one vote per share, and each Class B Ordinary Share is entitled to three votes per share.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A-1, A-2 or A-3 hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A-1, A-2 or A-3 hereto, has effected any transactions relating to the Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

Share Purchase Agreement

The responses to Items 3 and 4 are incorporated herein by reference.

Shareholders’ Agreement

Concurrently with Ali WB’s prior purchase of the Issuer’s ordinary and preferred shares in April 2013, the Issuer entered into a shareholders’ agreement with Ali WB and Sina Corporation, an exempted company incorporated under the laws of the Cayman Islands (“SINA”), which regulates the Issuer’s shareholders’ rights and obligations after Ali WB became a shareholder of the Issuer, which agreement was amended and restated on March 14, 2014 (as so amended, the “Shareholders’ Agreement”). The Shareholders’ Agreement sets forth various rights, covenants and agreements of Ali WB, SINA and the Issuer, including without limitation certain provisions summarized below.

Ali WB’s Option. Ali WB was granted an option to increase its ownership in the Issuer up to 30% on a fully diluted basis and determined under the treasury method (the “Ali WB Option”). In April 2014, in connection with the Issuer’s initial public offering, Ali WB fully exercised the Ali WB Option to purchase an aggregate of 29,990,778 Class A Ordinary Shares, at an exercise price of US$14.45 per share.

Ali WB’s Right of First Offer. Ali WB has a right of first offer if (1) SINA or any of its wholly owned subsidiaries desires to sell all or any portion of the Issuer’s shares it holds to a third party other than up to 7,000,000 Ordinary Shares, or (2) any of certain management shareholders of the Issuer desires to sell all or any portion of the Issuer’s shares such shareholder holds to a third party (other than up to 20% of the Ordinary Shares held by such shareholder as of April 29, 2013).

Ali WB’s Board Representation Rights. From and after Ali WB’s exercise of the Ali WB Option in full, Ali WB has the right to appoint a number of directors in proportion to the percentage of its ownership in the Issuer. Ali WB and SINA have entered into a voting agreement to effect the board representation rights. See “Voting Agreement” below.

Ali WB’s ESOP Consent Right. From and after the adoption of the Issuer’s 2014 Share Incentive Plan on March 28, 2014, without the prior written consent of Ali WB, the Issuer may not amend any of its equity-based incentive plans to increase the number of securities issuable thereunder or establish any other equity-based incentive plan. The foregoing consent right will terminate upon the earlier of (1) March 28, 2019 and (2) the date on which more than 50% of its acquired shares, being the total shares of the Issuer acquired by Ali WB in April 2013 and through the exercise of the Ali WB Option under the Shareholders’ Agreement, are transferred by Ali WB or its permitted transferees to one or more third parties or are no longer held by AGHL directly, or indirectly through certain subsidiaries (an “Ali WB Exit Event”).

The description of the Shareholders’ Agreement contained herein is qualified in its entirety by reference to Exhibit C, which Exhibit is incorporated herein by reference.

Voting Agreement

Pursuant to the voting agreement entered into by Ali WB and SINA on April 24, 2014 (the “Voting Agreement”), Ali WB has the right to appoint or nominate such number of directors as is proportional to the percentage of its ownership in the Issuer on a fully diluted basis (such number of directors to be rounded down to the closest integer). Nevertheless, the number of non-independent directors Ali WB is entitled to appoint or nominate shall be no fewer than one director but no greater than the number of directors appointed or nominated by SINA as long as Ali WB holds less shares of the Issuer than SINA. Ali WB’s board representation rights will terminate upon an Ali WB Exit Event. Ali WB may assign its board representation rights to a qualified new investor to whom Ali WB transfers at least 50% of its acquired shares and who meets the requirements set forth in the Shareholders’ Agreement and the directors to be appointed by such new qualified investor must meet qualifications set forth in the Voting Agreement. As described under Item 4, in May 2014, Mr. Daniel Yong Zhang was appointed by Ali WB as a director of the Issuer.

The description of the Voting Agreement contained herein is qualified in its entirety by reference to Exhibit D, which Exhibit is incorporated herein by reference.

Registration Rights Agreement

The Issuer entered into a registration rights agreement, dated as of March 14, 2014, with Ali WB and SINA (the “Registration Rights Agreement”). Under the Registration Rights Agreement, each of Ali WB and SINA has the right to require the Issuer to register the public sale of all the shares owned by them as well as the right to participate in registrations of shares by the Issuer or any of the Issuer’s other shareholders. Ali WB and SINA have customary rights under the Registration Rights Agreement, including two (2) demand registration rights, unlimited piggyback registration rights, shelf registration rights and rights to request the Issuer to pay registration expenses and to bear indemnification liability.

The description of the Registration Rights Agreement contained herein is qualified in its entirety by reference to Exhibit E, which Exhibit is incorporated herein by reference.

To the best knowledge of the Reporting Persons, except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Persons and between the Reporting Persons and any other person, in each case with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

A	Joint Filing Agreement, dated September 9, 2016, by and between the Reporting Persons.

B	Share Purchase Agreement, dated as of August 30, 2016, by and among the Selling Shareholders and Ali WB .

C

Amended and Restated Shareholders’ Agreement, dated as of March 14, 2014, by and between SINA, Ali WB and the Issuer (filed as Exhibit 10.11 to the Issuer’s Registration Statement on Form F-1, Registration No. 333-194589, filed with the Securities and Exchange Commission on March 14, 2014, as amended, and incorporated herein by reference).

D

Voting Agreement, dated as of April 24, 2014, by and between SINA and Ali WB (filed as Exhibit 4.12 to the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (File No. 001-36397), filed with the Securities and Exchange Commission on April 28, 2015, and incorporated herein by reference).

E

Registration Rights Agreement between SINA, Ali WB and the Issuer (filed as Exhibit 10.13 to the Issuer’s Registration Statement on Form F-1, Registration No. 333-194589, filed with the Securities and Exchange Commission on March 14, 2014, as amended, and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2016

Ali WB Investment Holding Limited

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: Director

Alibaba Investment Limited

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: Director

Alibaba Group Holding Limited

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: General Counsel and Secretary

SCHEDULE A-1

Directors and Executive Officers of Ali WB Investment Holding Limited

The following table sets forth the names and present principal occupation of each director of Ali WB Investment Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (“Ali WB”).  The business address for each person listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. Ali WB does not have any executive officers. As used below, the term “AGHL” refers  to Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands.

Name/Citizenship	Present Principal Occupation
Timothy Alexander STEINERT, United States	General Counsel and Secretary of AGHL

YIP Pak Tung, Jason, Hong Kong	Senior Director of Finance of AGHL

WU Wei (aka Maggie), People’s Republic of China	Chief Financial Officer of AGHL

SCHEDULE A-2

Directors and Executive Officers of Alibaba Investment Limited

The following table sets forth the names and present principal occupation of each director of Alibaba Investment Limited, a company organized under the laws of the British Virgin Islands (“AIL”).  The business address for each person listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. AIL does not have any executive officers. As used below, the term “AGHL” refers to Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands.

Name/Citizenship	Present Principal Occupation
Timothy Alexander STEINERT, United States	General Counsel and Secretary of AGHL

YIP Pak Tung, Jason, Hong Kong	Senior Director of Finance of AGHL

WU Wei (aka Maggie), People’s Republic of China	Chief Financial Officer of AGHL

SCHEDULE A-3

Directors and Executive Officers of Alibaba Group Holding Limited

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (“AGHL”).  Unless otherwise noted, the business address for each director listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.  Unless otherwise noted, the business address for each executive officer listed below is 969 West Wen Yi Road, Yu Hang District, Hangzhou 310013, People’s Republic of China.

Name/Citizenship	Present Principal Occupation
Jack Yun MA, People’s Republic of China 969 West Wen Yi Road, Yu Hang District, Hangzhou 310013 People’s Republic of China	Executive Chairman of AGHL

Joseph C. TSAI, Canada	Executive Vice Chairman of AGHL

Daniel Yong ZHANG, People’s Republic of China 969 West Wen Yi Road, Yu Hang District, Hangzhou 310013 People’s Republic of China	Director and Chief Executive Officer of AGHL

J. Michael EVANS, Canada	Director and President of AGHL

Eric Xiandong JING, People’s Republic of China

c/o Zhejiang Ant Small and Micro Financial Services Group Co.,Ltd.

Block B, Dragon Times Plaza, 18 Wantang Road

Xihu District, Hangzhou 310099

People’s Republic of China

Director of AGHL; President of Zhejiang Ant Small and Micro Financial Services Group Co.,Ltd.

Masayoshi SON, Japan c/o SOFTBANK CORP. 1-9-1 Higashi-shimbashi Minato-ku, Tokyo, 105-7303 Japan	Director of AGHL; Chairman and Chief Executive Officer of SoftBank Group Corp.

Chee Hwa TUNG, Hong Kong	Independent Director of AGHL; Vice Chairman of the Twelfth National Committee of the Chinese People’s Political Consultative Conference of the PRC

Walter Teh Ming KWAUK, Canada	Independent Director of AGHL; Senior Consultant of Motorola Solutions (China) Co.,Ltd.

Jerry YANG, United States	Independent Director of AGHL; Founding Partner of AME Cloud Ventures

Börje E. EKHOLM, United States and Switzerland	Independent Director of AGHL; Head of Patricia Industries Division of Investor AB

Wan Ling Martello, United States	Independent Director of AGHL; Executive Vice President of Nestlé S.A.

WU Maggie Wei, People’s Republic of China c/o Alibaba Group Services Limited,	Chief Financial Officer of AGHL

26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong

Jane Fang JIANG, People’s Republic of China	Chief People Officer of AGHL

Jeff Jianfeng ZHANG, People’s Republic of China	Chief Technology Officer of AGHL

Zhenfei LIU, People’s Republic of China	Chief Risk Officer of AGHL

Trudy Shan DAI, People’s Republic of China	Chief Customer Officer of AGHL

Timothy Alexander STEINERT, United States c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	General Counsel and Secretary of AGHL

Jianhang JIN, People’s Republic of China	President of AGHL

Chris Pen-hung TUNG, Republic of China	Chief Marketing Officer of AGHL

Yongfu YU, People’s Republic of China	President of Mobile Internet and Alimama Division of AGHL

Simon Xiaoming HU, People’s Republic of China	President of Alibaba Cloud Computing Division of AGHL

Sophie Minzhi WU, People’s Republic of China	President of Wholesale Marketplaces Division of AGHL

Jessie Junfang ZHENG, People’s Republic of China	Chief Platform Governance Officer and Deputy Chief Financial Officer of AGHL